

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05000476

January 3, 2005

Mark D. Gerstein
Latham & Watkins LLP
505 Montgomery Street, Suite 1900
San Francisco, CA 94111-2562

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-3-2005

Re: Nicor Inc.
Incoming letter dated December 15, 2004

Dear Mr. Gerstein:

This is in response to your letter dated December 15, 2004 concerning the shareholder proposal submitted to Nicor by Emil Rossi. We also have received letters on the proponent's behalf dated December 16, 2004 and December 18, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

72620

505 Montgomery Street, Suite 1900
San Francisco, California 94111-2562
Tel: (415) 391-0600 Fax: (415) 395-8095
www.lw.com

LATHAM&WATKINS LLP

December 15, 2004

File No. 014029-0345

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Rule 14a-8 Under the Securities Exchange Act of 1934

Re: Nicor Inc.: Stockholder Proposal of Emil Rossi

Ladies and Gentlemen:

We are writing on behalf of our client, Nicor Inc., an Illinois corporation ("Nicor"), to notify the staff of the Division of Corporation Finance (the "Staff") of Nicor's intention to exclude a shareholder proposal and supporting statement from Nicor's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). Mr. Emil Rossi (the "Proponent") submitted the proposal (together with the supporting statement, the "Proposal"), and has appointed Mr. John Chevedden to be his representative in connection with the Proposal.

We respectfully request confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from Nicor's 2005 Proxy Materials. Nicor believes that the Proposal may be properly omitted from the 2005 Proxy Materials under Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

If the Staff is unable to concur with this conclusion, we respectfully request confirmation that the Staff will not recommend enforcement action if Nicor omits the statements in the Proposal discussed below from Nicor's 2005 Proxy Materials in reliance on Rule 14a-8(i)(3), which statements are the same or substantially similar to portions of a shareholder proposal submitted by the Proponent for Nicor's 2004 Annual Meeting of Stockholders and were revised following issuance of a Staff no-action letter. *See* Nicor Inc. (avail. Jan. 16, 2004).

The Proposal. The Proposal requests that the board "redeem any active poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable." A copy of the Proposal is attached hereto as Exhibit A.

Nicor received a similar shareholder proposal for its 2004 Annual Meeting submitted by the Proponent, which requested that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote. This proposal also requested that once adopted, dilution or removal of the proposal be submitted to a shareholder vote at the earliest possible shareholder election. This proposal was approved by a majority of Nicor's shareholders voting on the proposal at the 2004 Annual Meeting.

Termination of Shareholder Rights Plan; Policy with Respect to Shareholder Rights Plans. In response to the proposal submitted by the Proponent last year and the Proposal, Nicor terminated its shareholder rights plan, commonly referred to as a "poison pill," effective November 23, 2004. As a result, Nicor does not have a shareholder rights plan in place. In addition, on November 23, 2004, Nicor's board of directors adopted a policy (the "Nicor Policy") to require shareholder approval in the event that the board does adopt a shareholder rights plan in the future. The Nicor Policy is as follows:

> The Board of Directors (the "Board") of Nicor Inc. ("Nicor") shall submit adoption or extension of any shareholder rights plan to a shareholder vote before it acts to so adopt (or extend) such shareholder rights plan; provided, however, that the Board may act on its own to adopt (or extend) a shareholder rights plan without first submitting such matter to a shareholder vote if, under the circumstances then existing, the Board, in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Nicor and its shareholders to adopt a shareholder rights plan without the delay in adoption that would come from the time reasonably anticipated to seek a shareholder vote.
>
> The Corporate Governance Committee shall review this policy periodically and report to the Board on any recommendations it may have concerning the policy.

A copy of the board's resolutions terminating its shareholder rights plan and adopting the Nicor Policy is attached hereto as Exhibit B. During the board's consideration of the Nicor Policy, Latham & Watkins LLP consulted with the board regarding the Board's fiduciary duties under Illinois law. A copy of the opinion of Latham & Watkins LLP with respect to these matters is attached hereto as Exhibit C.

Nicor has contacted the Proponent and requested he withdraw the Proposal in light of the termination of Nicor's shareholder rights plan and the adoption of the Nicor Policy. Proponent had refused to withdraw the Proposal.

Rule 14a-8(i)(10) – Substantially Implemented.

The termination of Nicor's shareholder rights plan implements the Proposal in its entirety and, therefore, Nicor is entitled to omit the Proposal under Rule 14a-8(i)(10). The Proposal requests that Nicor's board redeem any "active poison pill" unless approved by the shareholders. Nicor terminated its shareholder rights plan effective November 23, 2004 and does not have an "active" shareholder rights plan. Unlike the proposal submitted by the Proponent with respect to Nicor's 2004 Annual Meeting and numerous other proposals submitted by the Proponent (or one of his family members) and/or Mr. Chevedden to other companies,[1] the Proposal does not purport to apply to the adoption, maintenance or extension of future shareholder rights plans. Therefore, Nicor has implemented the Proposal in its entirety by terminating its shareholder rights plan.

Even if the Proposal is deemed to apply to future shareholder rights plans, the Nicor Policy would "substantially implement" the Proposal and the Proposal would be excludable under Rule 14a-8(i)(10). The Nicor Policy requires that Nicor submit the adoption or extension of any shareholder rights plan to a shareholder vote before the adoption or extension of the shareholder rights plan; *provided* that the board may adopt (or extend) a shareholder rights plan without shareholder approval if, under the circumstances then existing, the board, in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Nicor and its shareholders to adopt a shareholder rights plan without the delay in adoption that would come from the time reasonably anticipated to seek shareholder approval. This limited exception is sometimes referred to as a "fiduciary out." As described in the Latham & Watkins opinion, a Policy that did not contain a "fiduciary out" would be vulnerable to challenge and could be found impermissible under Illinois law because the Board would, in effect, grant authority to adopt a shareholder rights plan to the shareholders in all circumstances. The Nicor Policy further provides that the Corporate Governance Committee shall review the policy periodically and report to the board on any recommendations it may have concerning the policy.

Nicor does not believe there are any meaningful differences between the Nicor Policy and the Proposal (assuming the Proposal were deemed to apply to future shareholder rights plans) and, even if there were differences, these differences would not preclude Nicor from omitting the Proposal under Rule 14a-8(i)(10). The "substantially implemented" standard of Rule 14a-8(i)(10) replaced the predecessor rule allowing omission of a proposal that was "moot" and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See* SEC Release No. 34-20091 (August 16, 1983). It is well established in Staff no-action

---

1 *See, e.g.*, ConAgra Foods, Inc. (avail. July 1, 2004) (requesting the board "submit the adoption, maintenance or extension of any poison pill to a shareholder vote"); Weyerhaeuser Company (avail. March 8, 2004) (requesting the board seek shareholder approval for "the adoption, maintenance or extension of any current or future poison pill"); and Hewlett-Packard Company (avail. December 24, 2003) (requesting the board "submit the adoption, maintenance or extension of any poison pill to a shareholder vote").

letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Masco Corporation* (avail. Mar. 29. 1999).

The Staff recently has issued a number of no-action letters excluding shareholder proposals that purported to apply to future shareholder rights plans in circumstances where the issuer, like Nicor, adopted a policy which requires shareholder approval of shareholder rights plans (including, as in the case of Nicor, without the requirement of subsequent submission of the shareholder rights plan for shareholder approval). In many cases the proposals that were the subject of these letters were submitted by the Proponent (or one of his family members) and/or Mr. Chevedden. These no-action letters include, among others, *ConAgra Foods, Inc.* (avail. July 1, 2004) (policy that the board will only adopt a shareholder rights plan if the stockholders have approved adoption of the rights plan or the board, including a majority of independent directors, determines it is in the best interests of the stockholders to adopt the rights plans in the exercise of its fiduciary responsibilities); *Weyerhaeuser Company* (avail. Mar. 8, 2004) (policy that the board obtain shareholder approval prior to adopting any shareholder rights plan, subject to a fiduciary out that may be exercised by a majority of independent directors); and *Hewlett-Packard Company* (avail. Dec. 24, 2003) (policy that the board submit the adoption or extension of any poison pill to a shareholder vote before it acts to adopt any poison pill, subject to a fiduciary out). Therefore, the precedent supports Nicor's position that, even if the Proposal is deemed to apply to future shareholder rights plans, the Nicor Policy would "substantially implement" the Proposal, and Nicor may omit the Proposal under Rule 14a-8(i)(10).

Rule 14a-8(i)(3) – Materially False and Misleading Statements.

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." Set forth below are quoted portions of the Proposal which are believed to constitute materially false and misleading statements, and, therefore, may be omitted under Rule 14a-8(i)(3). Furthermore, the portions quoted below are the same or substantially similar to false and misleading statements made by the Proponent in the shareholder proposal submitted by the Proponent for Nicor's 2004 Annual Meeting of Stockholders. These statements were revised in Nicor's proxy materials for its 2004 Annual Meeting following issuance of a Staff no-action letter and, nonetheless, the Proponent has included the same or similar language in this Proposal. *See* Nicor Inc. (avail. Jan. 16, 2004). A copy of the Nicor no-action letter is attached hereto as Exhibit D.

(1) "*The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.*" The Proposal claims to support this statement by vaguely referring stockholders to the Council website at www.cii.org, which mostly contains information irrelevant to the Proposal. Since the Proposal does not cite a specific reference or publication that supports this statement, stockholders visiting this website may be unable to determine which of the many

pages on the site might support the applicable statements made in the Proposal and be exposed to vast amounts of irrelevant information in the process. As such, it is materially misleading to include this discussion unless revised to include a citation to a specific source. See *Sabre Holdings Corporation* (avail. Mar. 20, 2003) and *AMR Corporation* (avail. April 4, 2003) (both requiring the proponent to revise the reference to www.cii.org to provide a specific source for the definition referenced).

(2) "*This topic also won a 61% yes-vote* [sic] *at 50 major companies in 2004.*" The Proposal offers no support whatsoever for this statement, yet presents it as one of fact. Presenting an undocumented statistical figure as fact may lead shareholders to place undue reliance on such an unsupported statement, thereby materially misleading them. Accordingly, this statement should be omitted, or the Proponent should provide a citation to a specific source for the statement. See *The Home Depot, Inc.* (avail. Mar. 31, 2003); *Sabre Holdings Corporation* (avail. Mar. 20, 2003) and *The Dow Chemical Company* (avail. Mar. 17, 2003) (all three requiring the proponent to provide citations to support statement that stockholder right to vote on poison pills "won an average 60%-yes vote at 50 companies in 2002").

(3) "*Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management. Wall Street Journal, Feb. 24, 2003.*" This statement cites to The Wall Street Journal as if it were paraphrased from a news reporting article. However, this is materially misleading because the statement was actually paraphrased from an "op-ed" opinion piece, and thus is simply one person's opinion (namely, Holman W. Jenkins, Jr.). A copy of the article is attached as an exhibit to the no-action letter and related correspondence attached hereto as Exhibit D. We believe that this reference should be clarified to reflect its true nature and source. See *Monsanto Company* (avail. Nov. 26, 2003).

We believe that the foregoing statements and exclusion thereof from the 2005 Proxy Materials is consistent with Staff Legal Bulletin No. 14B (CF) (September 15, 2004) to the extent that Nicor views the statements as materially false and misleading. In any event, we believe that common sense and fair play dictates Nicor be permitted to exclude false and misleading statements from the Proposal where, as here, the Proponent has included in the Proposal the same or substantially similar statements made in a proposal to Nicor from the prior year in the face of a specific Staff no-action position with respect to such statements.

* * * *

Nicor believes it may properly exclude the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(10). Accordingly, Nicor respectfully requests that the Staff not recommend any enforcement action if Nicor omits the Proposal from its 2005 Proxy Materials. If the Staff does not concur with Nicor's position under Rule 14a-8(i)(10), Nicor believes it may properly exclude the specific statements referenced above from the 2005 Proxy Materials under Rule 14a-8(i)(3) and respectfully requests that the Staff not recommend any enforcement action if Nicor omits these statements from its 2005 Proxy Materials. If the Staff does not concur with Nicor's positions, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

We have enclosed six copies of this letter setting forth Nicor's reasons for omitting the Proposal. By a copy of this letter, we notify Mr. Rossi and Mr. Chevedden on behalf of Nicor of its intention to omit the Proposal from the 2005 Proxy Materials.

If you have any questions or need any further information, please call the undersigned at (312) 876-7666.

Very truly yours,

Bradley C Faris

for Mark D. Gerstein
of LATHAM & WATKINS LLP

Enclosures

cc: John Chevedden
Emil Rossi
Paul C. Gracey, Jr.

EXHIBIT A

PROPOSAL

Emil Ross,
P.O. Box 249
Boonville, CA 95415

Mr. Thomas Fisher
Chairman, CEO
Nicor Inc. (GAS)
1844 Ferry Road
Naperville, IL 60563
PH: 630-305-9500
FX: 630-983-9328

Dear Mr. Fisher,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi 10/12/04

cc: Paul C. Gracey, Jr.
Corporate Secretary
PH: 630-305-9500, ext. 2750
FX: 630-357-7534

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any active poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Emil Rossi, P.O Box 249, Boonville, Calif. 95415 submitted this proposal.

60% Yes-Vote

This topic won an impressive level of support at our company – 60% yes-vote in 2004 based on yes and no votes. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. This topic also won a 61% yes-vote at 50 major companies in 2004.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001, page 215

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Advancement Begins with a First Step

I believe that it is important to take at least the above RESOLVED step to improve our corporate governance standards since our governance standards were not impeccable. For instance in 2004 it was reported:

- Our directors agreed to settle a securities class action lawsuit for $38 million.
- Seven directors are active CEOs – 58% of our directors.
- Directors were allowed to serve on 5 boards – over-extension concern.
- An audit committee member with 22-years tenure was allowed – independence concern.

Shareholder proposal text to address some of these topics can be found on the internet and can be used to submit a ballot proposal to our company for the next annual meeting.

Stock Value

I believe that if a poison pill makes our company difficult to sell – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

EXHIBIT B

BOARD RESOLUTIONS

Nicor Inc.

Resolutions of the Board of Directors

Amendment to Rights Agreement

WHEREAS, the Corporation has agreed to redeem or terminate its Rights Agreement, dated as of September 9, 1997 (the "Rights Agreement"), between the Corporation and Harris Trust and Savings Bank (the "Rights Agent");

WHEREAS, the Board has determined that a desirable and expeditious means by which to effect such redemption or termination is to amend the Rights Agreement to provide that November 23, 2004 is the expiration date of the Rights issued thereunder; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Corporation may from time to time supplement or amend the Rights Agreement, in accordance with the terms of such Section 27, to make provisions with respect to the Rights which the Corporation may deem necessary or desirable.

NOW, THEREFORE, BE IT RESOLVED, that the Amendment to the Rights Agreement, in substantially the form attached as Exhibit A hereto (the "Amendment"), be, and hereby is, authorized, adopted and approved.

Poison Pill Policy

WHEREAS, the Corporation has agreed to adopt a policy with respect to the adoption or extension of any shareholder rights plan (the "Poison Pill Policy"); and

WHEREAS, the Board deems it to be in the best interest of the Corporation and its shareholders to adopt and approve the Poison Pill Policy.

NOW, THEREFORE, BE IT RESOLVED, that the Poison Pill Policy, in the form attached as Exhibit B hereto, be, and hereby is, authorized, adopted and approved.

General

RESOLVED, that the officers of the Corporation be, and they hereby are, authorized for and on behalf of the Corporation to make all such arrangements and to do and perform all such acts and deeds and to execute and deliver all such instruments, agreements and documents (including the Amendment) as they may, in their discretion, deem necessary, advisable or appropriate in order to fully effectuate the purposes of the foregoing resolutions, with such changes to such documents, amendments, agreements and instruments (including the Amendment) in the name and on behalf of the Corporation, as in their discretion, shall be necessary, advisable or appropriate to fully effectuate the purposes of the foregoing resolutions, on such terms and in such form as the officer executing the same shall approve; and

RESOLVED, that any actions taken by the officers or by counsel or other advisors for the Corporation prior to the date of these resolutions that are within the authority conferred hereby, are ratified, confirmed and approved in all respects as the acts and deeds of the Corporation.

AMENDMENT TO RIGHTS AGREEMENT

Amendment, dated as of November 23, 2004 (the "Amendment"), to Rights Agreement, dated as of September 9, 1997 (the "Rights Agreement"), between Nicor Inc., an Illinois corporation (the "Company"), and Harris Trust and Savings Bank (the "Rights Agent"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement.

WHEREAS, the Company and the Rights Agent previously entered into the Rights Agreement; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend the Rights Agreement in accordance with the terms of such Section 27.

NOW, THEREFORE, in consideration of the foregoing premises and mutual agreements set forth in this Amendment, the parties hereby amend the Rights Agreement as follows:

1. Clause (i) of Section 7(a) of the Rights Agreement is hereby amended to replace the words "September 30, 2007" with the words "November 23, 2004".

2. Exhibit B to the Rights Agreement ("Form of Right Certificate") is hereby amended to replace the words "September 30, 2007" with the words "November 23, 2004" in all places where such words appear.

3. This Amendment shall be effective as of the date hereof and, except as expressly set forth herein, the Rights Agreement shall remain in full force and effect and be otherwise unaffected hereby.

4. This Amendment will be binding upon and inure to the sole and exclusive benefit of the Company, the Rights Agent, and the registered holders of the Rights Certificates (and, prior to the Distribution Date, the Common Shares).

5. This Amendment may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all such counterparts shall together constitute one and the same document.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

NICOR INC.

By: ______________________________

Paul C. Gracey, Jr.
Vice President, General Counsel & Secretary

HARRIS TRUST AND SAVINGS BANK

By: ______________________________

Martin J. McHale, Jr.
Vice President

EXHIBIT B

BOARD RESOLUTION

EXHIBIT B

NICOR INC.

Policy with Respect to Shareholder Rights Plans

The Board of Directors (the "Board") of Nicor Inc. ("Nicor") shall submit adoption or extension of any shareholder rights plan to a shareholder vote before it acts to so adopt (or extend) such shareholder rights plan; provided, however, that the Board may act on its own to adopt (or extend) a shareholder rights plan without first submitting such matter to a shareholder vote if, under the circumstances then existing, the Board, in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Nicor and its shareholders to adopt a shareholder rights plan without the delay in adoption that would come from the time reasonably anticipated to seek a shareholder vote.

The Corporate Governance Committee shall review this policy periodically and report to the Board on any recommendations it may have concerning the policy.

EXHIBIT C

LATHAM & WATKINS LLP OPINION

LATHAM&WATKINS LLP

Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, Illinois 60606
Tel: (312) 876-7700 Fax: (312) 993-9767
www.lw.com

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December 15, 2004

Board of Directors
Nicor Inc.
1844 Ferry Road
Naperville, IL 60563

Re: Duties of the Board of Directors in Response to a Hostile Acquisition Proposal

Ladies and Gentlemen:

We have acted as Illinois counsel to Nicor Inc., an Illinois corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Mr. Emil Rossi (the "Proponent"), which the Proponent intends to present at the 2005 annual meeting of the shareholders of the Company (the "2005 Annual Meeting"). In connection therewith, you have requested our opinion as to certain matters of Illinois law relating to a policy (the "Policy") requiring the Board of Directors (the "Board") of the Company to submit the adoption or extension of a shareholder rights plan (sometimes referred to as a "poison pill") to a shareholder vote before it acts to so adopt (or extend) such shareholder rights plan. Specifically, you have requested our opinion as to whether a board of directors' adoption of a policy granting the authority to adopt a shareholder rights plan to the shareholders in all circumstances would be vulnerable to challenge and could be found impermissible under Illinois law.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. We have examined, among other things, the following:

(i) the Articles of Incorporation of the Company, as amended through April 16, 1998 (as amended, the "Articles of Incorporation");

(ii) the Bylaws of the Company, as amended through January 15, 2004 (as amended, the "Bylaws");

(iii) a letter, dated October 12, 2004, from the Proponent to the Company attaching the Proposal; and

(vi) the resolutions adopted at the November 23, 2004 meeting of the Board detailing the Policy.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

I. Background.

On October 12, 2004, the Proponent submitted the Proposal for consideration at the 2005 Annual Meeting relating to shareholder rights plans. The Proposal provides, in relevant part:

> *RESOLVED: That the shareholders of our company request our Board of Directors to redeem any active poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.*

On November 23, 2004, in response to the Proposal and to the shareholder vote on a similar proposal presented at the Company's 2004 annual meeting of shareholders, the Board terminated its shareholder rights plan and adopted the following Policy:

> *RESOLVED: The Board of Directors (the "Board") of Nicor Inc. ("Nicor") shall submit adoption or extension of any shareholder rights plan to a shareholder vote before it acts to so adopt (or extend) such shareholder rights plan; provided, however, that the Board may act on its own to adopt (or extend) a shareholder rights plan without first submitting such matter to a shareholder vote if, under the circumstances then existing, the Board, in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Nicor and its shareholders to adopt a shareholder rights plan without the delay in adoption that would come from the time reasonably anticipated to seek a shareholder vote.*
>
> *The Corporate Governance Committee shall review this policy periodically and report to the Board on any recommendations it may have concerning the policy.*

The Policy provides that the Board shall submit adoption or extension of any shareholder rights plan to a shareholder vote before it acts to adopt or extend the shareholder rights plan. However, the Board has retained the discretion to act on its own to adopt or extend a shareholder rights plan without first submitting the matter to a shareholder vote "if, under the circumstances then existing, the Board, in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Nicor and its shareholders to adopt a shareholder rights plan without the delay in adoption that would come from the time reasonably anticipated to seek a shareholder vote." This exception to the Policy is generally referred to as the "fiduciary out" provision.

The Company is proposing to omit the Proposal from its proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(10) provides that a corporation may exclude a shareholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has substantially implemented the Proposal by termination of its shareholder rights plan and the adoption of the Policy.

II. Discussion and Analysis.

A. Illinois Law.

Although relevant provisions of the Illinois Business Corporation Act of 1983, 805 Ill. Stat. 5 (the "IBCA"), authorize, and at least one Illinois court has upheld, a board of directors' adoption of a shareholder rights plan, no Illinois court has examined the duties of directors of Illinois corporations in responding to hostile attempts to gain control of the corporation in connection with the decision whether to adopt a shareholder rights plan. In our view, an Illinois court would look to Illinois statutes that define the role and responsibilities of directors (both generally and in connection with responding to takeover attempts and shareholder rights plans) and any related legislative commentary and Illinois case law. In such an inquiry, we believe that an Illinois court would be strongly influenced by decisions of Delaware courts, which are consistent with Illinois case law on the duties of directors generally.

Boards of directors are authorized to adopt shareholder rights plans under Illinois statute and case law. Specifically, Section 5/6.05 of the IBCA provides that "a corporation may create and issue ... rights or options entitling the holders thereof to purchase from the corporation, *upon such consideration, terms and conditions as may be fixed by the board*, shares of any class or series.... The terms and conditions of such rights or options may include, without limitation, restrictions or conditions that preclude or limit the exercise, transfer or receipt of such rights or options by any person or persons owning or offering to acquire a specified number or percentage of the outstanding common shares or other securities of the corporation ... or that invalidate or void such rights or options held by any such person or persons" (emphasis added). Shareholder rights plans are nothing more than rights to purchase a corporation's shares (the terms and conditions of which are fixed by the board of directors) that are exercisable following the acquisition by any person or persons of a specified number or percentage of outstanding shares, but that exclude such person or persons from exercising such rights. In *Chavin v. General Employment Enterprises, Inc.*, 584 N.E.2d 147, 156 (Ill. App. Ct. 1992), the Illinois Appellate Court upheld a shareholder rights plan adopted by the board of directors of an Illinois corporation after receiving notice that a shareholder had acquired more than 5% of the corporation's shares and was considering whether to seek control of the corporation, explaining that Section 5/6.05 of the IBCA "authorizes poison pill plans such as the one at issue in the present case." Although the *Chavin* court did not address directly the duties of directors in connection with the decision to adopt a shareholder rights plan, we believe *Chavin* demonstrates that adoption of a shareholder rights plan is consistent with Illinois law and the duties of directors of an Illinois corporation generally.

Section 5/6.05 of the IBCA also provides that the corporation's power to issue rights or options pursuant to that section does not "affect the rights and fiduciary obligations of the board of directors of a corporation in the creation and issuance of such rights or options, or in the taking or failing to take any action with respect to such rights or options." In other words, the Illinois statute that vests in the corporation the power to adopt shareholder rights plans does not specify the rights and fiduciary obligations of a board of directors in determining whether to adopt a shareholder rights plan. We believe an Illinois court would look to Illinois statutes that define the role and responsibilities of directors (both generally and in connection with responding to takeover attempts and shareholder rights plans) and any related legislative commentary and Illinois case law in examining the duties of directors with respect to shareholder rights plans.

Illinois statutes and case law vest broad authority in the board of directors of a business corporation, including with respect to shareholder rights plans and takeovers. Pursuant to Section 5/8.05 of the IBCA, "each corporation shall have a board of directors and the business and affairs of the corporation shall be managed by and under the direction of the board of directors." A corporation may only act through its board of directors and officers, not its stockholders. *See* Bloom v. The Nathan Vehon Company, 173 N.E. 270, 273 (Ill. 1930). Section 5/6.05 of the IBCA vests in the board of directors the authority to establish the terms and conditions of the rights issued in the adoption of a shareholder rights plan. In addition, under Illinois law, decisions with respect to organic changes affecting the corporation (such as a statutory merger or the sale of substantially all the assets of the corporation) must first be approved by the board of directors before being submitted to a vote of the shareholders. *See* Section 5/11.05 (statutory merger) and Section 5/11.60(a) (sale of assets). Such decisions cannot be made directly by the shareholders.

The portions of the IBCA related to shareholder rights plans, business combinations and takeovers support our view that, first and foremost, it is the role of the board of directors to respond, on behalf of the corporation and its shareholders, to a hostile acquisition proposal or other threat to corporate policy and effectiveness. As noted above, shareholder rights plans are expressly permitted under Illinois law, and establishment of their terms and the decision to issue such rights resides solely in the board of directors.

Other sections of the IBCA support this conclusion. For instance, Section 5/11.75 of the IBCA prohibits a corporation from engaging in certain business combinations with an "interested shareholder" (generally a person who acquires more than 15% of the corporation's voting shares) for a period of three years following the time that such person became an interested shareholder. This three year restriction on business combinations may be waived if, prior to the time such person becomes an interested shareholder, the board of directors approves the business combination or the transaction that resulted in the shareholder becoming an interested shareholder.[1] This type of provision, commonly referred to as a "business combination" statute, is designed to provide an incentive for an acquirer to negotiate with the board of directors to avoid the moratorium on business combinations imposed by the statute. *See* Charles W. Murdock, Illinois Practice – Business Organizations, §17.36 (1996). The legislature empowered the board of directors to determine—*without the need for prior or additional shareholder approval*—whether to waive the statute by approving an acquisition of shares or business combination by an acquirer.

In addition, Section 5/7.85 of the IBCA provides that any business combination requires the affirmative vote of 80% of a corporation's outstanding voting shares and a majority of the voting shares held by shareholders who are not "interested shareholders" (generally persons who acquire more than 15% of the corporation's voting shares). This higher vote requirement is not applicable if the business combination is approved by two-thirds of the disinterested directors on the corporation's board of directors and meets certain price and procedural requirements. This type of provision, commonly referred to as a "fair price" statute, is designed to protect shareholders against two-tiered or other forms of coercive takeover offers. However, even if a particular offer complies with the price and procedural requirements of this statute, the legislature empowered the board of directors to determine—*without the need for prior or additional shareholder approval*—whether to waive the statute.

In exercising their broad statutorily-granted authority, directors of an Illinois corporation must comply with their fiduciary duties as directors. The directors of an Illinois corporation owe fiduciary duties to the corporation and its shareholders. *See, for example,* Poliquin v. Sapp, 390 N.E.2d 974, 977 (Ill. App. Ct. 1979) ("It is the duty of directors to manage the corporate business solely in the interest of the corporation"); Milo-O-Mo Fishing Club, Inc. v. Noble, 210 N.E.2d 12, 15 (Ill. App. Ct. 1965) ("The rule is well established in Illinois that officers and directors of a business corporation occupy a fiduciary relationship to the corporation."); Flynn v. Zimmerman, 163 N.E.2d 568, 571 (Ill. App. Ct. 1960) ("The directors of a corporation are in a fiduciary relation with the corporation and the stockholders."). Illinois statute permits directors of an Illinois corporation to consider broader long-term interests of the corporation, which may at times diverge from the short term interests of shareholders. Specifically, pursuant to Section 5/8.85 of the IBCA, the board of directors "may, in considering the best long term and short term interests of the corporation, consider the effects of any action (including without limitation, action which may involve or relate to a change or potential change in control of the corporation) upon employees, suppliers and customers of the corporation or its subsidiaries, communities in which offices or other establishments of the corporation or its subsidiaries are

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[1] The three year restriction on business combinations is also inapplicable if (i) upon consummation of the transaction which resulted in the shareholder becoming an "interested shareholder," such shareholder owned at least 85% of the voting shares of the corporation (excluding shares owned by directors and officers or held by certain employee stock option plans) or (ii) at or subsequent to the time the shareholder becomes an interested shareholder, the business combination is approved by the board of directors and the affirmative vote of 66 2/3% of the outstanding voting shares that are not owned by the interested shareholder. This section of the IBCA is similar to Section 203 of the General Corporation Law of the State of Delaware.

located, and all other pertinent factors." It is our view that, in the context of a hostile acquisition proposal or other threat to corporate policy and effectiveness, a board of directors is charged by this statutory provision with serving as the principal arbiter of the corporation's interests in a change of control transaction, as only the board could weigh not only the interests of shareholders but also the interests of other constituencies.

The central role of the board of directors in a change in control transaction is thus, under Illinois law, embodied in the general tenets of Illinois corporate law as to dominion over the business and affairs of the corporation, and the authority vested in the directors under statutory provisions both addressing takeovers and change in control transactions and contemplating directors' consideration of interests of constituencies other than shareholders in discharging their duties in change in control circumstances.

B. Delaware Law.

We believe that an Illinois court would be strongly influenced by decisions of Delaware courts in any inquiry as to the duty of directors in a takeover context. Delaware has, by far, the largest and most comprehensive body of law regarding the duties of directors in the takeover context. In addition, Illinois case law is generally consistent with Delaware case law regarding the duties of directors generally. For example, compare *Romanik v. Lurie Home Supply Center*, 435 N.E.2d 712, 722 (Ill. App. Ct. 1982) ("Directors must exercise that degree of care and prudence that men prompted by self-interest exercise in the management of their own affairs.") with *Graham v. Allis-Chalmers Manufacturing Company,* 188 A.2d 125, 130 (Del. 1963) ("[D]irectors of a corporation in managing the corporate affairs are bound to use that amount of care which ordinarily careful and prudent men would use in similar circumstances."). Indeed, numerous Illinois courts have cited the case of *Shlensky v. Wrigley*, 237 N.E.2d 776 (Ill. App. Ct. 1968) (holding that the decision by the directors of a Delaware corporation that operated the Chicago Cubs not to install lights at Wrigley Field was protected by the business judgment rule) as authority to apply the business judgment rule to directors of Illinois corporations. *See, for example*, Romanik, 435 N.E.2d at 722; Fields v. Sax, 462 N.E.2d 983, 986 (Ill. App. Ct. 1984); Stamp v. Touche Ross and Company, 636 N.E.2d 616, 621 (Ill. App. Ct. 1993). As a result, particularly as regards the specific issue of the propriety of ceding authority concerning a shareholder rights plan to shareholders, we believe that an Illinois court would likely be significantly influenced by the reasoning in the relevant Delaware cases discussed below.

Section 141(a) of the Delaware General Corporation Law ("DGCL") uses language similar to that of Section 5/8.05 of the IBCA in describing the role of directors: "(t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." A succession of Delaware courts has interpreted this language in the context of corporate acquisitions and hostile takeover attempts. In *Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946 (Del. 1985), the Delaware Supreme Court found that DGCL Section 141(a) imposed certain duties and responsibilities upon a corporation's board of directors' in responding to the perceived threat to the corporation and its shareholders posed by a takeover bid. *See id.* at 953. The Court noted that, when faced with a takeover bid, a board of directors has a "fundamental duty and obligation to protect the corporate enterprise, which includes shareholders, from harm reasonably perceived, irrespective of its source." *Id.* The Court compared the role of the board of directors in this context to the board's role in "traditional areas of fundamental corporate change," such as amending the articles of incorporation or approving a merger, sale of substantially all the assets of the corporation or dissolution. *Id.* at 954. Relevant Delaware statutes, like the comparable statutes in Illinois, provide that the board must first take action to approve such a fundamental change, and cannot abdicate its responsibilities by referring the decision to the shareholders. In a contemporaneous decision, *Smith v. Van Gorkom*, 488 A.2d 858 (Del. 1985), the Delaware Supreme Court criticized a target corporation's board for abdicating its responsibility to thoroughly assess a merger proposal. The Court stated that the board could not "take a neutral position and delegate to shareholders the unadvised decision as to whether to accept or reject [a] merger." *Id.* at 887-888. Shortly after the *Unocal* decision, the Delaware Supreme Court reiterated the board of directors' duties in responding to takeovers by stating that the board of directors has "both the duty and responsibility to oppose ... threats" presented by takeover bids. *Ivanhoe Partners v. Newmont Mining Corp.*, 535 A.2d 1334, 1345 (Del. 1987).

Since the *Unocal, Van Gorkom* and *Ivanhoe* decisions, Delaware courts have consistently held that neither the affirmative duty to manage the business and affairs of a corporation imposed by DGCL Section 141(a) nor the duties of directors to act in the best interest of the corporation and its shareholders may be delegated to others or substantially restricted, unless a delegation or restriction, if permissible at all, is accomplished pursuant to the corporation's certificate of incorporation. *See, e.g., Grimes v. Donald*, 673 A.2d 1207, 1214 (Del. 1996) (holding that directors may not delegate duties that "lie at the heart of the management of the corporation"); *Paramount Communications Inc. v. QVC Network Inc.*, 637 A.2d 34, 55 (Del. 1993) (holding that a contract that "purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties...is invalid and unenforceable").

The principle that directors' duties are continuing and may not be delegated or substantially restricted was reaffirmed strongly in *Omnicare v. NCS Healthcare, Inc.*, 818 A.2d 914 (Del. 2003). There, the NCS board had entered into a merger agreement without a fiduciary out provision that would have allowed the board to exercise its fiduciary obligations should the transaction become harmful to the company or its shareholders. When a rival bidder made a superior offer, the board was contractually prohibited from negotiating with that higher bidder. The Delaware Supreme Court held that "the NCS board was required to negotiate a fiduciary out clause to protect the NCS shareholders if the...transaction became an inferior offer" and that by not doing so, "the NCS board disabled itself from exercising its own fiduciary obligations at a time when the board's own judgment is most important...." *Id.* at 938. The Court emphasized that "[t]he fiduciary duties of directors are unremitting and must be effectively discharged in the specific context of the actions that are required with regard to the corporation or its shareholders as circumstances change." *Id.*

Delaware courts have not only held that boards of directors may adopt shareholder rights plans, but have acknowledged that rights plans are among the most effective tools available to a board in responding to a hostile takeover bid. *See Moran v. Household Int'l, Inc.*, 500 A.2d 1346, 1354 (Del. 1985) (noting that boards are held to the same fiduciary standard when redeeming a rights plan as when approving a rights plan); *see also In re Pure Resources, Inc.*,

Shareholders Litigation, 808 A.2d 421, 431 (Del. Ch. 2002) (noting that a shareholder rights plan is the "*de rigeur* tool of a board responding to a third-party tender offer" and that it is quite effective at giving a target board under pressure room to breathe); *In re Gaylord Container Corp. Shareholders Litigation*, 753 A.2d 462, 481 (Del. Ch. 2000) ("The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid.").

In fact, the principle that the board's responsibilities in the takeover context may not be delegated or restricted, expressed in cases from *Unocal* to *Omnicare*, has been expressly extended to the board's ability to disable a rights plan in connection with an acquisition or a takeover bid. In *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a provision in a rights plan disabling a board of directors not nominated by incumbents from redeeming the rights for six months following its election violated DGCL Section 141(a), because it "restrict[ed] the board's power in an area of fundamental importance to shareholders—negotiating a possible sale of the corporation." *Id.* at 1291-92. Delaware courts have made it clear that, in deciding whether to adopt or to terminate a rights plan, a board of directors is subject to the same fundamental duties of care and loyalty that apply in connection with any other decision involving a takeover bid. *See Moran* at 1354. In fact, the standard feature of most rights plans permitting the board to redeem the rights was central to Delaware decisions validating such plans. *See Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173, 181 (Del. 1986) (holding that a redemption feature gives the board the "flexibility to address any proposal deemed to be in the shareholders' best interests").

We are aware that a court in Oklahoma has reached a different conclusion regarding the board's authority to adopt a rights plan, although we do not believe an Illinois court would give particular weight to Oklahoma case law. In *International Brotherhood of Teamsters General Fund v. Fleming Co., Inc.*, 975 P.2d 907 (Okla. 1999), the Oklahoma Supreme Court held that there was no exclusive authority vested in the board of directors to create and implement a shareholder rights plan and that shareholders could propose bylaws which would require the board of directors to seek shareholder approval prior to the adoption of a shareholder rights plan. We do not believe that an Illinois court would reach the same conclusion as the *Fleming* Court with respect to the role of the board in adopting a rights plan.

We note first that the shareholders in *Fleming* were seeking a bylaw amendment whereas the Proposal seeks the adoption of a non-binding policy. More importantly, we believe that the decision in *Fleming* rested significantly on an interpretation of Oklahoma corporate law that is precluded by Section 5/6.05 of the IBCA. Specifically, the *Fleming* Court found that Oklahoma had not taken affirmative steps to ensure that its corporations were able to implement shareholder rights plans, such as by adopting what is typically referred to as a "shareholder rights plan endorsement statute." *See Fleming* at 912. The Court stated that "a board of directors can operate with relative autonomy when a rights plan endorsement statute applies," but that "without the authority granted in such an endorsement statute, the board may well be subject to the general procedures of corporate governance, including the enactment of bylaws which limit the board's authority to implement shareholder rights plans." *Id.* The *Fleming* Court quoted from several examples of rights plan endorsement statutes, including Section 5/6.05 of the IBCA.

Thus, based on the court's own reasoning in *Fleming*, an Illinois court should not follow *Fleming*, as the statutory premise for the analysis would be lacking.

C. Conclusion.

Although no Illinois court has examined the duties of directors of Illinois corporations in responding to hostile attempts to gain control of the corporation in connection with the decision as to whether to adopt a shareholder rights plan, we believe that Illinois law authorizes a board of directors to adopt a shareholder rights plan. Consistent with the broad authority of the board of directors to manage the business and affairs of the corporation, including in the context of business combinations and other takeover proposals, it is our view that the board of directors of an Illinois corporation has the primary authority and responsibility to act to protect the interests of the corporation and its shareholders in the takeover context. In our view, a board of directors' decision to adopt a policy granting the authority to adopt a shareholder rights plan to the shareholders in all circumstances would be vulnerable to challenge and could be found impermissible under Illinois law. Thus, an Illinois court could view the determination to adopt the Policy without the fiduciary out as ceding the Board's authority to the shareholders in contravention of the duties of directors of an Illinois corporation, precisely at a time when the Board's judgment and ability to react promptly and effectively is most crucial.

We believe that, in coming to a similar conclusion, an Illinois court would be substantially influenced by Delaware decisions, due to the following factors:

- Illinois and Delaware, in similarly worded statutes, grant to directors the principal power and authority to manage the business and affairs of the corporation;

- Both states hold directors to similar standards of care in discharging their duties as directors;

- Delaware courts, in *Unocal* and subsequent cases, have made it clear that a board of directors has a duty and a responsibility to oppose takeover threats that may be harmful to the corporation and its shareholders; Illinois reached a similar result legislatively by conferring that responsibility on the board of directors in the "business combination" and "fair price" statutes;

- Delaware has acknowledged the validity and efficacy of rights plans in court decisions; Illinois reached the same result legislatively and in the *Chavin* case; and

- In addressing the nondelegability of the directors' duty to manage the business and affairs of the corporation under DGCL Section 141(a), Delaware cases such as *Unocal* and *Omnicare* are entirely consistent with Illinois statutes and existing Illinois case law on the duties of directors, and would be a logical extension of Illinois law interpreting its comparable statute.

LATHAM&WATKINS LLP

III. Opinion

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that a board of directors' decision to adopt a policy granting the authority to adopt a shareholder rights plan to the shareholders in all circumstances would be vulnerable to challenge and could be found impermissible under Illinois law. As a result, it is our view that a Policy that did not contain a "fiduciary out" would be vulnerable to challenge and could be found impermissible under Illinois law.

We are members of the Bar of the State of Illinois and do not purport to be experts in or to express any opinion concerning the laws of any jurisdictions other than the laws of the State of Illinois, the DGCL, and the federal laws of the United States of America. In rendering the opinion set forth above, we express no opinion as to the laws of any jurisdictions other than the laws of the State of Illinois, the DGCL and the federal laws of the United States of America. With respect to any opinion on matters governed by the DGCL, you are aware that we are not admitted to the Bar of the State of Delaware and that such opinions are based on our familiarity with the DGCL as a result of our prior involvement in various business combinations and takeovers.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion is solely for your benefit in connection the matters addressed herein and may not be delivered to, used or relied upon for any other purpose or by any person other than you without our prior written consent.

Very truly yours,

Latham & Watkins LLP

EXHIBIT D

NICOR INC. (AVAIL. JAN. 16, 2004)



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 16, 2004

Richard S. Meller
Latham & Watkins LLP
Sears Tower, Suite 5800
233 S. Wacker Drive
Chicago, IL 60606-6401

Re: Nicor Inc.
Incoming letter dated December 16, 2003

Dear Mr. Meller:

This is in response to your letter dated December 16, 2003 concerning the shareholder proposal submitted to Nicor by Emil Rossi. We also have received a letter on the proponent's behalf dated December 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 9027

December 16, 2003

RECEIVED
2003 DEC 17 PM 3:47
OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: Stockholder Proposal Submitted by John Chevedden
Securities and Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Nicor Inc., an Illinois corporation ("Nicor" or the "Company"), to exclude from its proxy statement and form of proxy for Nicor's 2004 annual meeting of stockholders (collectively, the "2004 Proxy Materials") a stockholder proposal and its supporting statement (collectively, the "Proposal") from a Nicor stockholder, Emil Rossi, appointing John Chevedden as his designated representative in connection with the Proposal (collectively, the "Proponent"). The Proposal requests that the board seek shareholder approval for the adoption, maintenance or extension of any current or future poison pills and further recommends, that once adopted, dilution or removal of the Proposal be submitted to a shareholder vote. A copy of the Proposal is attached hereto as Exhibit A.

Nicor believes the Proposal should be omitted pursuant to Rule 14a-8(i)(3) promulgated under the Securities and Exchange Act of 1934, as amended, because the Proposal contains numerous false and misleading or vague and indefinite statements in violation of Rule 14a-9, which prohibits such statements in proxy materials. Accordingly, on behalf of Nicor, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action against Nicor should Nicor omit the Proposal from the 2004 Proxy Materials. If the Staff is unable to concur with this conclusion, we respectfully request that the Staff recommend revision or exclusion of the portions of the Proposal discussed below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also pursuant to Rule 14a-8(j), a copy of this letter and its exhibits is being sent (via overnight courier) on this date to the Proponent, informing him of Nicor's intention to exclude the Proposal from the 2004 Proxy Materials. The Company intends to file its definitive 2004 Proxy Materials on or after March 4, 2004 with the Commission. Accordingly, this letter is being submitted to the Staff in a timely manner in accordance with the 80-day requirement of Rule 14a-8(j).

ARGUMENTS

It is the Company's belief that the Proposal may be excluded in its entirety from the 2004 Proxy Materials under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." Set forth below are quoted portions of the Proposal which are believed to constitute false and misleading statements, and, therefore, may be omitted under Rule 14a-8(i)(3). Furthermore, in nearly all of the no-action letters cited below, the Staff has repeatedly asked the Proponent to correct or delete his inaccurate quotations, misleading paraphrases and mistaken citations under this rule, yet the Proponent has nonetheless included the same or similar language in this Proposal as well.

(1) "*Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote.*" The Proposal is subject to the interpretation that, if adopted, any shareholder vote on a poison pill is binding on the Company's directors. Notwithstanding the commentary accompanying the Proposal which states, "*I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason*," the Proposal itself suggests that, if it is approved by the stockholders and completely implemented, it would prohibit Nicor's board of directors from exercising its discretion to adopt, maintain or extend a poison pill without prior shareholder approval, regardless of the facts and circumstances then existing.

Without clarification, shareholders may be misled into believing that they are voting on a recommendation while in actuality they are voting on a binding policy that would prevent the directors from managing the Company in accordance with their fiduciary duties and contrary to the Illinois shareholder rights plan endorsement statute, which gives exclusive authority to directors of the corporation for the formulation and implementation of shareholder rights plans. Accordingly, we believe that this ambiguity in the Proposal renders it false and misleading, and, as a consequence, the Proponent should revise the Proposal to provide clarification that a shareholder vote on the adoption, maintenance or extension of any poison pill is non-binding and would still allow the Company's directors discretion to formulate and implement a poison pill.

(2) "*Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.*" This portion of the Proposal is so vague and indefinite that shareholders will not be able to comprehend with reasonable certainty exactly what it is that they are voting on and the Company will not be able to implement the Proposal even if it is adopted by the shareholders.

First, the phrases "earliest possible shareholder election" and "earliest election date" are unclear as to their meaning. One possible interpretation of what is intended may be that the term "election" refers to any shareholder meeting. Another possible interpretation is that the term indicates a shareholder meeting called for the purpose of electing directors. Perhaps there are other interpretations of the language. What is clear, however, is that shareholders are left without a clear understanding of what is intended.

Second, the same two phrases are also unclear as to their effect. For instance, does the Proposal require the Company to call a special "election" or wait until the next annual "election" to vote on the adoption, dilution or removal of a poison pill? Alternatively, does the language require the Company to hold an election of directors at the same meeting also called for the purpose of voting on a poison pill? There are no clear answers to these questions as the Proposal is currently drafted.

For these reasons it is impossible for shareholders to make an informed determination of either the meaning or effect of the Proposal. In prior no-action letters, the Staff has found it proper to exclude stockholder proposals pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires." See Philadelphia Electric Company (July 30, 1992).

(3) "*Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election.*" It is both false and misleading to imply that a situation exists in which a shareholder proposal included in a company's proxy statement may be diluted or removed by any subsequent vote of shareholders in a separate proposal. A shareholder proposal is presented in a proxy statement and either approved or disapproved by a shareholder vote. Once approved, a proposal (unlike a poison pill itself) is not capable of being diluted or removed by shareholders. As a provision of the Proposal without meaning that can not be impacted by shareholder action in the manner it describes, we believe that it should be deleted. See Caterpillar Inc. (January 13, 2000).

(4) "*This topic won an overall 60% yes-vote* [sic] *at 79 companies in 2003.*" The Proposal offers no support whatsoever for this statement, yet presents it as one of fact. Presenting an undocumented statistical figure as fact may lead shareholders to place undue reliance on such an unsupported statement, thereby materially misleading them. Accordingly, this statement should be omitted, or the Proponent should provide a citation to a specific source for the statement. See The Home Depot, Inc. (March 31, 2003); Sabre Holdings Corporation (March 20, 2003); The Dow Chemical Company (March 17, 2003) (all three no-action letters requiring the Proponent to provide citations to support statement that stockholder right to vote on poison pills "won an average 60%-yes vote at 50 companies in 2002").

(5) "*An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender for our stock should fail. Source: The Motley Fool.*" We believe that this statement is false and misleading because where directors have adopted poison pills without separate shareholder approval, they have acted as the elected representatives of the stockholders. See General Motors Corporation (March 27, 2001) (requiring the deletion of a similar statement that begins, "Given the undeniably undemocratic way in which poison pills have been adopted").

(6) "*The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors. Source: Moringstar.com* [sic]." This paraphrased statement from morningstar.com is taken out of context in a manner that is highly misleading by giving the erroneous impression that morningstar.com is opposed to poison pills generally. This is simply not true as the following statements from the same Morningstar article illustrate:

> The issue of whether poison pills are good or bad is less clear-cut than stock-option and executive-compensation abuses--there's research that actually supports poison pills. For example, the stock of a good company can easily get beaten down in the short term for reasons out of its control. A poison pill protects investors in such a company from being taken out by a larger, mediocre one at a price well below its intrinsic value. Poison pills are also pretty common, even among great companies.

(http://news.morningstar.com/doc/article/0,1,95306,00.html). A copy of the article is attached as Exhibit B. For this reason, we believe the citation to morningstar.com should be deleted, or, in the alternative, the Proponent should directly quote the sentence from the source rather than implying that his paraphrase fairly and accurately represents the views of the author. See Monsanto Company (November 26, 2003).

(7) "*Poison pills are akin to a dictator who says, 'Give up more of your freedom and I'll take care of you.' 'Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up.' Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years.*" Neither of these statements which are attributed to T.J. Dermot Dunphy is an accurate quote, but rather they are the Proponent's paraphrases which omit key words and phrases, thereby rendering them false and misleading. A copy of the article is attached as Exhibit C. We believe the Proponent should clearly identify which sentences are direct quotes, rather than his own paraphrases. See Monsanto Company (November 26, 2003).

(8) "*Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management. Wall Street Journal, Feb. 24, 2003.*" This statement cites to The Wall Street Journal as if it were paraphrased from a news reporting article. However, this is misleading because the statement was actually paraphrased from an "op-ed" opinion piece, and thus is simply one person's opinion (namely, Holman W. Jenkins, Jr.). A copy of the article is attached as Exhibit D. We believe that this reference should be clarified to reflect its true nature and source and that the word "Source:" should be added to the beginning of the reference. See Monsanto Company (November 26, 2003).

(9) "***Council of Institutional Investors Recommendation.***" This caption falsely implies that the Council of Institutional Investors recommends a vote for the Proposal. No such recommendation has been made to the knowledge of the Company. We believe that this caption, as well as the discussion under the caption, should be deleted or revised to make clear that the Council of Institutional Investors' recommendation relates to shareholder approval of poison pills generally and not the Proposal at issue here. See Monsanto Company (November 26, 2003).

(10) "*The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote* [sic] *in 2003 many shareholders believe companies should allow their shareholders a vote.*" The Proposal claims to support these statements by vaguely referring

stockholders to the Council website at www.cii.org, which mostly contains information irrelevant to the Proposal. Since the Proposal does not cite a specific reference or publication that supports these statements, stockholders visiting this website may be unable to determine which of the many pages on the site might support the applicable statements made in the Proposal and be exposed to vast amounts of irrelevant information in the process. As such, it is misleading to include this discussion unless revised to include a citation to a specific source. See Sabre Holdings Corporation (March 20, 2003); AMR Corporation (April 4, 2003) (both no-action letters requiring the Proponent to revise the reference to www.cii.org to provide a specific source for the definition referenced).

CONCLUSION

Based upon the foregoing arguments, we respectfully request that the Staff take no action if Nicor excludes the Proposal in its entirety from the 2004 Proxy Materials. Until now, the Staff has generally responded to the Proponent's proposals by directing him to correct or eliminate his false or misleading statements. This lenient practice, however, apparently has not persuaded the Proponent to refrain from using unfair and inaccurate quotes and paraphrases that have in many instances already been found by the Staff to be false and misleading. Instead, the Proponent would rather force companies and the Staff to continue the expensive and time-consuming no-action letter process with respect to his many proposals.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (312) 876-6521, or Paul Gracey, Nicor's General Counsel, at (630) 983-8676, if we can be of any further assistance in this matter.

Sincerely,

Richard S. Meller
LATHAM & WATKINS LLP
Sears Tower, Suite 5800
233 S. Wacker Drive
Chicago, IL 60606-6401
(312) 876-6521

Paul C. Gracey, Jr.
NICOR INC.
1844 Ferry Road
Naperville, IL 60563-9600
(630) 983-8676

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Thomas Fisher
Chairman, CEO
Nicor Inc. [Gas]
1844 Ferry Road
Naperville, IL 60563
Phone: (630) 305-9500
Fax: (630) 983-9328

Dear Mr. Fisher,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

____________________________ ____________________________

cc: Paul C. Gracey, Jr.
Corporate Secretary

The attached shareholder proposal is submitted consistent with the above letter.

Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

This topic won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic.

Emil Rossi, P.O. Box 249, Boonville, CA 95415 submitted this proposal.

Shareholder' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you."

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: *T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years.*

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from *The Wall Street Journal*, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

EXHIBIT B

Return to: Previous Page

Ask the Analyst

Is Management on Your Side?
by Jeremy Lopez | 08-15-03 | 06:00 AM

Dear Analyst,

As an individual investor in stocks, it's hard to know what companies to trust. What kind of things would tip me off that management isn't in my corner?

Andy C.

Despite all of the litigation and legislation to reform corporate America in recent years, plenty of questionable corporate governance is still out there. Individual investors can't always expect to meet with the management teams of Fortune 500 companies to gauge their character. But there are plenty of red flags investors can search for in publicly available SEC documents. Here are three things to look out for (trust me, the list could be longer), and where to find them:

Stock Option Chicanery
Where Found: Annual 10-K or proxy statement (listed as DEF-14A on the SEC's Edgar Web site)

In addition to firms that hand out too many options to their employees, many also engage in option repricing. That is, they initially issue employee options at one price, but because the company's stock price has since tanked, they replace the old options with new ones at a lower exercise price.

Proponents of repricing say that it limits employee turnover. But we think repricing sends the wrong message to both employees and investors. First, it dilutes the value of remaining shareholders' stock beyond what those options would normally cost investors if they were left untouched. Options are also meant to motivate employees to add value to the company so that the stock appreciates. Lowering the bar just because a company's stock has fallen defeats that purpose. Last, options are inherently a riskier form of compensation than salary. In exchange for the greater potential upside of options, employees (not investors) should bear the risk that they might end up underwater.

Not surprisingly, repricing is pretty common among technology companies because they tend to compensate the heaviest with stock options. More recent examples are Electronic Data Systems EDS, Advanced Micro Devices AMD (more on AMD later), Apple Computer AAPL, Broadcom BRCM, and Sanmina-SCI SANM. Ciena CIEN is certainly among the worst of the bunch. It effectively repriced options twice in 2002!

Executive-Compensation Abuses
Where Found: Proxy statement

If you are a major executive of a publicly traded firm, you'd better be comfortable with the world knowing how much money you make, because it's all disclosed in the annual proxy statement. Despite the transparency, we still see plenty of abuses.

The proxy statement breaks out executive compensation into four categories: base salary, bonus, options, and "other." Comparing one company's compensation with several of its peers' can be useful because you can find out if one management team's pay is out of whack. You can also learn about how companies motivate their employees differently. Some companies, such as Linear Technology LLTC, use profit sharing more than their peers, which is good because it aligns costs and management interests with company performance. Also check the section on options to see if management is pocketing the majority of company options for itself. You can find the total number of options issued in the 10-K.

It's the "other" category of compensation where you can often discover the most interesting things. Some of the more common items include 401(k) matches and insurance benefits. But firms will sometimes pay for other questionable expenses, including country club dues and financial planning fees.

The best example of compensation abuses I can think of is AMD. Jerry Sanders not only earned almost $1 million last year for being chairman (which is egregious by itself), but he has also received large bonuses two out of the past three years, and $500,000 on average over the past three years for transportation costs. Last year, $183,900 of this was for car expenses. *The Mercury News* recently explained why: Because Sanders lives in Southern California and works in Sunnyvale (no, they're not close), he needs two cars and two drivers. Yes, this is the same AMD that has also been a perennial laggard in the chip sector.

Poison Pills
Where Found: Proxy statement and 10-K

Poison pills, also sometimes referred to as shareholders' rights plans, allow one company to fend off an unsolicited bid to be bought by another company. A poison pill deters unsolicited bids by diluting the shares of any one investor who acquires a certain percentage of a firm's total shares outstanding. The most recent high-profile example of this was Oracle's ORCL attempt to buy out PeopleSoft PSFT. Because PeopleSoft has a poison pill, Oracle not only has to convince investors to accept its bid, but also PeopleSoft's board of directors.

The issue of whether poison pills are good or bad is less clear-cut than stock-option and executive-compensation abuses--there's research that actually supports poison pills. For example, the stock of a good company can easily get beaten down in the short term for reasons out of its control. A poison pill protects investors in such a company from being taken out by a larger, mediocre one at a price well below its intrinsic value. Poison pills are also pretty common, even among great companies. Walgreen WAG has a poison pill and claims in a recent proxy that it shares this in common with 60% of the companies in the S&P 500. Truck-maker Paccar PCAR and bond-rater Moody's MCO are two other great companies with poison pills.

But it's the bad apples that spoil the bunch. Think about it. If I were mismanaging a firm, and its stock suffered as a result, wouldn't it be in my best interests to have something in place to protect my backside? After all, I'd probably be the first to go if the company I worked for was bought out. That's the key negative of poison pills--instead of protecting investors, they can also preserve the interests of management deadwood as well. As a capitalist, I have to believe that investors (and society overall) are best off when capital is put to better use. Poison pills, however, can hinder the efficient allocation of capital.

To sum, poison pills are definitely not in shareholders' best interest when bad management is depressing the value of an otherwise decent business. They may be more tolerable when good management is in place, but even then, investors have to consider that those good managers may not be around forever.

The Bigger Picture

While not one of these red flags by itself is reason to avoid a stock, each does give you clues about management's character. And this is also hardly an exhaustive list. Perhaps at a later date, we'll discuss some of the other things some management teams try to get away with, such as related-party transactions. Which reminds me: Aside from the volumes of spam we get, the amount of stock-related questions in our Ask the Analyst inbox has been a little sparse lately. We're unlikely to ever answer the "where do you think Acme's stock will be in 12 months?" inquiries, but if you have a question that you think you and other investors will benefit from having answered, drop us a line. That's what this column is here for.

Jeremy Lopez is an analyst with Morningstar.com. He can be reached at jeremy_lopez@morningstar.com.

Return to: Previous Page

EXHIBIT C

THE WALL STREET JOURNAL.


Dow Jones Interactive

Citation Search Result Rank(R) 4 of 11 Database
4/28/99 WSJ C1 WSJ
4/28/99 Wall St. J. C1

1999 WL-WSJ 5450258

The Wall Street Journal

Wednesday, April 28, 1999

Heard on the Street

Sealed Air's CEO Takes Holders' View of 'Poison Pills'

By Paul M. Sherer
Staff Reporter of The Wall Street Journal

Most companies fight shareholder attempts to remove "poison pills" and other devices corporate directors use to repel takeovers and keep their jobs secure.

That's what makes the experience of Sealed Air so curious. Management of the Saddle Brook, N.J., packaging company has been making the shareholder argument -- last year trying twice in vain to rid antitakeover provisions from its bylaws.

In both ballots the company won the vast majority of votes, but the measures failed because not enough shareholders voted to cross the 80% threshhold. Now, Sealed Air is going to the well again: It is asking shareholders to approve bylaw changes at its annual meeting May 21 to end staggered directorships, let shareholders remove directors by written consent -- and strike down a clause requiring 80% of holders vote in favor for a bylaw to be changed.

"These so-called shareholder rights are designed like fishhooks" -- easy to get in, but tough to pull out of, contends T.J. **Dermot Dunphy**, Sealed Air's chief executive. Born in Ireland, he became a U.S. citizen in 1961 and now preaches Jeffersonian democracy. "Our theory is: Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

After a wave of hostile takeovers in the 1980s, companies began adopting measures to fend off unwanted suitors. A poison pill makes an unwanted takeover prohibitively expensive by triggering a massive issuance of shares. With staggered directorships, only a portion of the board comes up for re-election each year, making it difficult for a hostile bidder to replace the board with its own representatives.

Mr. Dunphy, 67 years old, has run Sealed Air since 1971, without the benefit of poison pills or directors' job-security devices. Investors largely have enjoyed the ride: The stock has soared 902% from 1989 through last year, more than 3.5 times the 248% return for the Standard & Poor's 500-stock index. But as part of last year's $4.9 billion merger of W.R. Grace's Cryovac division, Sealed Air inherited the three measures it is now trying to remove. Sealed Air makes high-tech packaging materials, such as the bubble wrap used to ship fragile items.

Mr. Dunphy's stance is "incredibly uncommon," says Kurt Schacht, general counsel at the State of Wisconsin Investment Board. The board, known as SWIB, manages $61.5 billion in assets and has been actively pushing for better corporate governance. "They're making the shareholders' argument, and you usually don't see that from a management group," Mr. Schacht says.

He should know. SWIB last month narrowly lost a shareholder vote to force semiconductor-equipment maker Applied Materials to get shareholder approval for any revision or renewal of its poison-pill plan. Of the 74% of shares voting, about 46% voted for the SWIB proposal and about 51.4% voted against, a company spokesman says.

Applied Materials was so opposed to the measure that it repeatedly called small shareholders urging them to vote against the change, a tactic usually reserved for hotly contested hostile-takeover battles. They placed three calls to small shareholder David Lewandowski, who also happens to be a due-diligence officer for SWIB. It was the first time he'd ever been called on such an issue. Of course, he voted for the measure backed by his employer. "I figured it's a good idea, and a good career-continuance move," he quips.

It isn't just Sealed Air's antitakeover stance that sets it apart. No U.S. employees of the company have employment contracts. That includes the top executives, who also have none of the golden parachutes that handsomely pay off executives when their companies are taken over, and no guaranteed severance provisions.

"I admire their integrity," says Chris Davis, portfolio manager at Davis Selected Advisers, which owns about three million Sealed Air shares. "I think nine times out of 10 the argument that these antitakeover provisions are in the shareholder interest is absolute hypocrisy. Usually it ends up just being the management extorting a big pay package for itself at the expense of shareholders."

While investors like the company, that doesn't mean the stock is a screaming bargain. Sealed Air shares jumped earlier this month after a positive report from Morgan Stanley Dean Witter. The report said new products from Sealed Air could add $500 million to $1 billion in cumulative sales over the next five years. Though it noted that the stock trades at about twice the price/earnings ratio of its peers, the report said the premium is justified because of superior growth potential "combined with arguably the best management in the industry."

"It's a real money machine," says Hart Woodson, portfolio manager of the Gabelli Global Convertible Securities Fund. Gabelli holds both the convertible and common shares, and voted with the management last year. "We love the cash flow, we love the management. But on a valuation basis, it's not at a deep discount to what we think it should be valued at." Gabelli has a price target over a two-year time horizon of the high 60s to low 70s. In New York Stock Exchange composite trading yesterday, the shares rose $2.8125, or 5.2%, to $56.4375.

After its strong performance over the long haul, Sealed Air stumbled a bit last year. Some analysts believe the company paid a steep price for Cryovac. Certainly the company bit off a big chunk; Cryovac was twice the size of Sealed Air. In July, the company announced second-quarter earnings that fell well short of analysts' expectations and said it would cut 5% of its work force; in October the company took a $137 million charge against earnings, mostly from the merger.

"The book is still being written on the Cryovac merger, as to whether they'll be successful or not," says George L. Staphos, who covers the company for Salomon Smith Barney. "We believe they will. But 1999 is the year that they've got to put points up on the board with Cryovac."

Yesterday, Sealed Air said its first-quarter net income rose 89% on a proforma basis, with earnings per share coming in above analysts' expectations.

Ironically, last year's weak share price might have left it vulnerable to a hostile takeover attempt, though Sealed Air said it has never been the target of an unwanted advance.

In a letter to shareholders urging defeat of the SWIB measure, Applied Materials wrote that its antitakeover measures are "designed to protect stockholders by providing the Board adequate time and flexibility either to negotiate the highest possible bid from a potential acquirer or to develop alternatives that might better maximize stockholder value."

An Applied Materials spokesman declined to comment further.

Mr. Dunphy says he isn't preaching to other companies; they may have valid reasons for using antitakeover provisions, he says. But he bristles at the argument that the board -- and not investors -- should decide to sell the company.

"That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you,"' Mr. Dunphy says. "I'm a believer in Jeffersonian democracy. Power should come from the people."

Yet studies seem to show that poison pills work. In 300 transactions from 1993 to 1997 studied by J.P. Morgan, companies with pills sold at a median premium of 34.6% over the preoffer trading price, compared with 25.0% for companies without a pill.

But Mr. Dunphy challenges the studies. "Underperforming companies will necessarily be bought out at a higher premium," because the acquirer will see the underlying value that can be gained by better management," he says. For a strongly performing company, "there is no great value to be added by an

4/28/99 WSJ C1

acquirer."

Sealed Air

(NYSE symbol: SEE)

Business: Protective packaging

Year ended Dec. 31

In millions	1998	1997
Revenue:	$2,507*	$1,833
Earnings:	$73.0	$173.7**
Dil'd Share Erns.:	$0.04*	$2.38**

Latest quarter (Dec. 31, 1998):

Dil'd Share Erns: $0.56* vs. $0.85**

Average daily volume: 419,711 shares

Shares outstanding: 83.4 million

Trailing P/E: 29

Dividend Yield: none

*Includes gain of $23.6 million related to post-employment benefit obligations for the year and latest quarter. Includes charge of $111.1 million for restructuring and other undisclosed matters for the year.

**Includes undetailed charges of $14.4 million.

---- INDEX REFERENCES ----

COMPANY (TICKER): Applied Materials Inc.; Sealed Air Corp. (AMAT SEE)

NEWS SUBJECT: Analysts' Comments; Corporate Actions; Editorial & Columns; Newspapers' Section Fronts; Heard on the Street; Stock Market News; Wall Street Journal (ANL CAC EDC FRT HRD STK WSJ)

MARKET SECTOR: Industrial (IDU)

INDUSTRY: Containers & Packaging (CTR)

PRODUCT: Analysts' Ratings/Comments; Industrial Goods & Services; Wall Street Journal Graphics (DAR DIG PIC)

REGION: North America; United States (NME US)

LAYOUT CODES: Heard on the Street; Major Market Items; Third Front Umbrella (HST MIM TFR)

Word Count: 1375

4/28/99 WSJ C1

END OF DOCUMENT

EXHIBIT D

THE WALL STREET JOURNAL.


Dow Jones
Interactive

Citation Search Result Rank(R) 59 of 559 Database
2/24/03 WSJ R8 WSJ
2/24/03 Wall St. J. R8

2003 WL-WSJ 3959990

The Wall Street Journal

Monday, February 24, 2003

Corporate Governance (A Special Report): Essay

Don't Sweat It: There's nothing wrong with corporate governance that the threat of a hostile takeover couldn't fix

By **Holman** W. **Jenkins** Jr.

ARE ENRON, WorldCom, Tyco and Adelphia emblematic of the state of U.S. corporate governance?

Or is a better guide the fact that we have the world's strongest economy and its most dominant corporations, and that we recently endured only a mild recession after one of the longest booms in history? For that matter, against the long pattern of stock market ups and downs, even the downs of late have hardly been the stuff to cause stockbrokers to jump out windows.

The latter sometimes escapes notice. Most of the wealth wiped out in the past three years was concentrated in a handful of very large companies in the technology sector, whose stock prices merely returned to earth. Cisco, a still-thriving leader in Internet plumbing, saw half a trillion dollars in investor wealth wiped out at its lowest point -- to name just one of these megacap corrections. As a study by McKinsey's Tim Koller recently noted, once you factor out companies whose valuations were briefly inflated in the tech bubble, it's questionable whether we've been in a bear market at all.

Governance of anything tends be adaptive and improvisational. That's true as much of corporate governance as city politics or the U.S. Congress. Let's consider today's focal dissatisfaction, the remarkable explosion of chief executive compensation, which, though sometimes exaggerated, marks perhaps the most impressive feature on the corporate-governance landscape in the past 15 years.

Before complaining that you, as shareholder, didn't vote for high CEO pay, let's remember that you did -- by buying shares during the long bull market pretty much in tandem with rising CEO pay. Before blaming crony boards, it's worth remembering that, by almost any standard, boards are more independent than they were 10, 20, 30 or 40 years ago. Indeed, U.S. companies are more transparent and accountable than those in almost any other country, yet the vast increase in pay happened here, not there.

2/24/03 WSJ R8

Finally, before complaining that CEOs have continued to make zillions from stock options in a bear market, recall that an option issued seven years ago, say, when the stock was worth $10 can't help being profitable at today's stock price of $20, even if the stock passed through $50 in between.

Corporate governance is not aimed at a platonic ideal of proportionality or seemliness. If paying a CEO a billion dollars instead of a million dollars would raise the share price by $1, the shareholder would be rational to pay the higher wage. Because the CEO's reward is tied to the stock price, shareholders have believed, rightly or wrongly, that no matter how big the option package, the transaction was necessarily win-win.

Some of us who've followed closely the increasing arc of CEO pay believe it's no coincidence that the rise began just as courts and legislatures were erecting obstacles to hostile takeovers. This intuition has been now been endorsed in a recent issue of the University of Chicago's law journal devoted to reflections on the 20th anniversary of the invention of the "poison pill," a takeover defense adopted by hundreds of companies since it was upheld by the Delaware Chancery Court in 1985.

Contrary to expectations, takeovers didn't stop -- they just stopped being hostile. Managers who might otherwise have resisted losing their jobs were brought back into line with big option packages that assured them of a personal payoff. Meanwhile, more emphasis was placed on requiring directors to act "independently" of management in evaluating a bid. These "adaptive devices," write Marcel Kahan and Edward Rock, "had the effect of transforming the pill, a potentially pernicious governance tool, into a device that is plausibly in shareholders' interest."

No adaptation can solve everything, however, and it's worth wondering in light of recent scandals if incentive pay and board independence are sufficient substitutes for the possibility of a hostile takeover.

Michael Eisner's remarkable achievements at Disney, it's worth noting, began because the board in 1984 was casting about for new leadership and a new strategy to fend off hostile raiders. Though Mr. Eisner built the company into a born-again powerhouse, the stock has recently fallen into a muddle once more, and this time a hostile takeover is virtually inconceivable. What's more, Mr. Eisner recently managed to use precisely the new vogue for "independent" directors to demote his most urgent critic on the Disney board.

The real problem for Disney dissidents, though, is that they were utterly at a loss to propose an alternative to Mr. Eisner's strategy and leadership. That's where the prospect of a hostile bid comes in. It at least allows the possibility of outside money doing for (or to) a company what it won't do for itself.

Corporate-governance "reform" has been on every lip lately, yet precious little attention has been paid to reforming what economists call the market for corporate control. Instead we get proposals for separating the office of chairman and chief executive, appointing a "lead" director or recording a

2/24/03 WSJ R8

nominal accounting charge for management's stock options -- watery initiatives at best, utterly stylistic at worst.

Aside from the odd campaign by TIAA-CREF, the big pension-fund manager, against a given company's poison pill, most "reformers," true to their basically establishment credentials, have gone along with a steady erosion of shareholders' right to expect management to entertain an unsolicited bid. Yet the problem of corporate governance has always been how to constrain and discipline management's power.

Hectoring board members to act more independently is a poor substitute for the bracing possibility that dissatisfied shareholders could turn on a dime and sell the company out from under its present leaders to a hostile suitor. An important negative check on management went missing when we reined in hostile takeovers. Instead we were left waving ever-larger carrots in front of managements in hopes of inducing them to serve shareholder interests. Carrots are fine, but a stick is often handy, too.

Mr. Jenkins is a member of The Wall Street Journal's editorial board and writes the paper's weekly Business World column. He can be reached at Holman.Jenkins@WSJ.com.

---- INDEX REFERENCES ----

COMPANY (TICKER): Walt Disney Co. (DIS)

NEWS SUBJECT: Corporate Governance; Corporate Governance; Management Issues; Management Issues; Dow Jones Total Market Index; Wall Street Journal; English language content; Corporate/Industrial News; Acquisitions/Mergers/Takeovers; Ownership Changes; Acquisitions, Mergers and Takeovers; Corporate Actions (COGV CCPGVN MNT C41 WEI WSJ ENGL CCAT C181 C18 TNM CAC)

MARKET SECTOR: Consumer Cyclical; Newswire End Code (CYC NND)

INDUSTRY: Broadcasting; All Entertainment & Leisure; Media; Dow Jones Industrial Average components; Dow Jones Global Titans Index components; S&P 500 Index component (BRD ENT MED XDJI XGTI XSP5)

REGION: California; United States - California; North America; Pacific Rim; United States; United States; Western U.S.; North American Countries (CA USCA NME PRM US USA USW NAMZ)

LAYOUT CODES: Large Majors; Special Sections (LMJ SPE)

Word Count: 1005
2/24/03 WSJ R8



JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

December 27, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Latham & Watkins LLP No Action Request
Nicor Inc. (GAS)
Emil Rossi

Ladies and Gentlemen:

The number preceding the brackets below correspond to the pages of the company letter.

2] The company insists that the proposal which states "Shareholders request ... a shareholder vote" is binding. The non-binding substance of the proposal is further reinforced in explicit deference to the directors with, "Directors have discretion to set the earliest election date and in responding to shareholder votes."

The company incorrectly insists that a recommendation for a non-binding vote (in contrast to an approval), is a binding proposal.

The company inscrutably claims not to understand that a proposal, once adopted, could be diluted if parts of the proposal were given conditions or exceptions at a later date.

The company speculates without explanation that the "earliest possible shareholder election" could mean something else like "any shareholder meeting." The company further opines "Perhaps there are other interpretations of the language." The company argument is that if unsupported speculation can occur after reading text, then the text is unclear. The company brainstorms on a number of ways that an election could be held and then says there are no answers.

3] The only purported analogy is Philadelphia Electric Co. (July 30, 1992). This concerned a somewhat unusual shareholder proposal topic on the election of a committee of small shareholders to present a plan to the board.

Contrary to the company contrivance this proposal does not state or imply that a "proposal" not adopted is "capable of being diluted or removed by shareholders."

The company confuses an adopted proposal with an un-adopted proposal. The company does not give a reason that a proposal, after adoption, could not later be removed and that the removal could be put to a shareholder vote.

Proposal text concerning the 60% vote, The Motley Fool, Morningstar.com, Mr. Dunphy and www.cii.org was found to be includable with modification in UGI Corporation (December 18, 2003).

The source of the 60% vote was submitted with the proposal, IRRC Corporate Governance Bulletin, June – Sept. 2003. At the end of the proposal the company was invited to ask the shareholder party if there were any questions on the references. The company failed to do so in its rush to resort to a no action request.

If shareholders do not have the right to vote on arguably the single most powerful issue in corporate governance, on the potential sale of their company, it cannot be called pro-democratic. In contrast to this proposal the text in the company-cited General Motors case had absolutely no supporting source.

Morningstar.com: The company makes the draconian claim that an accurate summary of an article segment cannot be printed if another segment of the article includes another side of the issue. This draconian request would eliminate shareholder references to nearly all responsible investment articles. Nearly all responsible investment articles include more than one side of an issue. Contrary to the company argument if Morningstar.com has a position on the poison pill, that does not mean that everything published by Morningstar.com must support that position.

4] There is no support or explanation of how a paraphrase of Mr. Dunphy "omit[s] key words and phrases." The lack of support is further established by the concluding sentence falling back on "We believe ...." The company makes an unsupported declaration that a paraphrase of Mr. Dunphy's statement is not accurate.

The Council of Institution Investors statement is clearly a generalization and not focused on any one company: "The Council ... called for shareholder approval of poison pills." Contrary to the company claim there is no proposal text that states the Council supports any particular proposal on this topic. Furthermore the Council of Institutional Investors text is positioned about as far as possible from the resolved statement of the proposal. The company does not support its argument by claiming it would be incorrect to state that the Council of Institutional Investors called for approval of all poison pills.

The hidden premise of the company's opposition to respected corporate governance websites, such as the Council of Institutional Investors, is that shareholders have non-existent or rudimentary internet capabilities. Furthermore search tools such as "Command: Find" are yet to be invented.

Furthermore SLB 14 states:
Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

The company has not "specifically indicate[d] … false or misleading" material on www.cii.org.

The company preferred to rush its no action request rather than thoroughly read the 2-pages of proposal text and references. The company refused the shareholder party invitation to provide further information. This invitation was submitted with the proposal.

With the sentence after sentence of contrived company objections in addition to no support or thin support, the company may be subject to this criticism:
Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

I do not believe the company has met its burden of proof according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc: Emil Rossi
Thomas Fisher

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

This topic won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believe they have a good reason. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years.

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from *The Wall Street Journal*, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company requests help to locate these or other references.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nicor, Inc.
Incoming letter dated December 16, 2003

The proposal requests that the board seek shareholder approval at the earliest subsequent shareholder election for the adoption, maintenance or extension of any current or future poison pills and further recommends, that once adopted, removal or dilution of the proposal be submitted to a shareholder vote.

We are unable to concur in your view that Nicor may omit the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "This topic won . . ." and ends ". . . companies in 2003";
- revise the sentence attributed to Morningstar.com to directly quote the sentence from the source;
- revise the sentences attributed to T.J. Dermot Dunphy to clearly identify which sentences are direct quotes;
- revise the reference to the Wall Street Journal article to add "Source:" to the beginning of the reference and clarify that the article refers to an opinion article;
- revise the caption "Council of Institutional Investor Recommendation" and the discussion under that caption to make clear that the Council of Institutional Investor's recommendation relates to shareholder approval of poison pills generally and not this specific proposal; and
- revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced.

Accordingly, unless the proponent provides Nicor with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Nicor omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir D. Gumbs
Special Counsel

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

December 16, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Nicor Inc. (GAS)
Proponent Position on Nicor No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Proponent: Emil Rossi

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
"RESOLVED, The shareholders of our company request our Board of Directors to redeem any active poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable."

There are a number of defects in the company no action request such as:

1) The key words in the "Nicor Policy" are "the Board may act on its own to adopt (or extend) a shareholder rights plan ... without a shareholder vote." These words trump any other Policy text regarding a potential shareholder vote. This Policy provides for an evergreen poison pill without a shareholder vote because of the "(or extend)" text. There is absolutely no text to provide for a shareholder vote after adoption of a pill. Thus there is no Policy text to address the specified "voting as a separate ballot item, to be held as soon as may be practicable."

2) The company argument cannot be trusted because it sets a high standard which it clearly cannot meet: "The termination of Nicor's shareholder rights plan implements the Proposal in its *entirety* ..." -- italics added. "Entirety" means "all of it."

3) There seems to be a fundamental contradiction if proposal calling for a vote is purportedly implemented by a policy that allows absolutely no vote whatsoever.

4) The company argument is at best ambiguous because it does not define what the company understands "any pill" to mean. The company has no in-depth argument attempting to establish that "any pill" would preclude a future pill.

5) The company fails to explain how the need to adopt a pill without a vote would make it impossible to vote on it after adoption.

6) The company argument may be incomplete because the company does not specify any mechanism to guarantee that a "fiduciary out" is not wrongfully declared simply to avoid a vote.

7) The company fails to address the substantial difference in the text of this proposal and the company-cited old proposal to the Hewitt-Packard Company (December 24, 2003) and similar proposals to other companies for their 2004 annual meetings:
"RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest next shareholder election. Directors have discretion in responding to shareholder votes."

8) This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

For these reasons it is respectfully requested that concurrence not be granted to the company. The opportunity to submit additional information is requested.

Sincerely,

John Chevedden

cc:
Emil Rossi
Paul C. Gracey, Jr.

6 Copies of 2 pages
FX: 202-942-9525
December 16, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402

Nicor Inc. (GAS)
Proponent Position on Nicor No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Proponent: Emil Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 18, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Nicor Inc. (GAS)
Proponent Position on Nicor No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Proponent: Emil Rossi

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
"RESOLVED, The shareholders of our company request our Board of Directors to redeem any active poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable."

There are a number of defects in the company no action request such as:

1) The key words in the "Nicor Policy" are "the Board may act on its own to adopt (or extend) a shareholder rights plan ... without a shareholder vote." These words trump any other Policy text regarding a potential shareholder vote. This Policy appears to provide for an evergreen poison pill without a shareholder vote because of the "(or extend)" text. There is absolutely no text to provide for a shareholder vote after adoption of a pill. Thus there is no Policy text to address the called-for "voting as a separate ballot item, to be held as soon as may be practicable."

2) The company argument cannot be trusted because it sets a high standard which it clearly cannot meet: "The termination of Nicor's shareholder rights plan implements the Proposal in its *entirety* ..." – italics added. "Entirety" means "all of it."

3) There seems to be a fundamental contradiction if proposal calling for a vote is purportedly implemented by a policy that allows absolutely no vote whatsoever.

4) The company argument is at best ambiguous because it does not define what the company understands "any pill" to mean. The company has no in-depth argument attempting to establish that "any pill" precludes a future pill.

5) The company fails to explain how the need to adopt a pill without a vote would make it impossible to vote on it after adoption.

6) The company argument may be incomplete because the company does not specify any mechanism to guarantee that a "fiduciary out" is not wrongfully declared simply to avoid a vote.

7) The company fails to address the substantial difference in the text of this proposal and the company-cited old proposal to the Hewitt-Packard Company (December 24, 2003) and similar proposals to other companies for their 2004 annual meetings such as:
"RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest next shareholder election. Directors have discretion in responding to shareholder votes."

8) This proposal is believed to conform to Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

For these reasons it is respectfully requested that concurrence not be granted to the company. The opportunity to submit additional information is requested.

Sincerely,

John Chevedden

cc:
Emil Rossi
Paul C. Gracey, Jr.

3 – Redeem or Vote Poison Pill

RESOLVED, The shareholders of our company request our Board of Directors to redeem any active poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

Emil Rossi, P.O Box 249, Boonville, Calif. 95415 submitted this proposal.

60% Yes-Vote

This topic won an impressive level of support at our company – 60% yes-vote in 2004 based on yes and no votes. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. This topic also won a 61% yes-vote at 50 major companies in 2004.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001, page 215

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Advancement Begins with a First Step

I believe that it is important to take at least the above RESOLVED step to improve our corporate governance standards since our governance standards were not impeccable. For instance in 2004 it was reported:

- Our directors agreed to settle a securities class action lawsuit for $38 million.
- Seven directors are active CEOs – 58% of our directors.
- Directors were allowed to serve on 5 boards – over-extension concern.
- An audit committee member with 22-years tenure was allowed – independence concern.

Shareholder proposal text to address some of these topics can be found on the internet and can be used to submit a ballot proposal to our company for the next annual meeting.

Stock Value

I believe that if a poison pill makes our company difficult to sell – that our stock has less value.

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 3, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nicor Inc.
Incoming letter dated December 15, 2004

The proposal requests the board of directors to redeem any active poison pill unless it is approved by Nicor shareholders.

There appears to be some basis for your view that Nicor may exclude the proposal under rule 14a-8(i)(10). In this regard, we note that Nicor terminated its shareholder rights plan on November 23, 2004. Accordingly, we will not recommend enforcement action to the Commission if Nicor omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Nicor relies.

Sincerely,

Sara D. Kalin

Sara D. Kalin
Attorney-Advisor